Exhibit 12.01

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Proforma		Proforma	Year Ended December 31,
	YTD 9/08	YTD 9/08	2007	2007	2006	2005	2004	2003

Earnings as defined:
Pretax income from continuing operations	$34,962	$45,627	$38,242	$55,596	$76,040	$100,178	$86,136	$133,634
Add: Fixed charges	53,847	43,182	74,601	57,247	56,849	55,510	54,489	55,561
Earnings as defined	$88,809	$88,809	$112,843	$112,843	$132,889	$155,688	$140,625	$189,195

Fixed charges:
Interest charges	$52,328	$41,663	$72,615	$55,261	$55,739	$54,084	$53,528	$48,304
Interest component of operating leases	1,519	1,519	1,986	1,986	1,110	1,426	961	1,085
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—	—	—	6,172
Total fixed charges	$53,847	$43,182	$74,601	$57,247	$56,849	$55,510	$54,489	$55,561

Ratio of earnings to fixed charges
	1.6	2.1	1.5	2.0	2.3	2.8	2.6	3.4